UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

04033508

OR

____ TRANSISTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number(s): 333-110395, 333-75468 and 333-90540

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (973) 974-5000

Notices and communications from the Securities and Exchange Commission Relative to this report should be forwarded to:

James B. Benson
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

FINANCIAL STATEMENTS AND EXHIBIT

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date: June 21, 2004

James B. Benson
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Automatic Data Processing, Inc.
Retirement and Savings Plan
Roseland, New Jersey

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2004

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments (Note 3)	$ 1,241,667,215	$ 992,960,377
Participant loans receivable	45,233,803	42,776,560
Receivables:		
Employee contribution receivable	3,100,517	2,471,471
Broker receivable for securities sold	1,133,720	406,653
Interest and dividends receivable	2,605,899	3,062,873
Total receivables	6,840,136	5,940,997
Total assets	1,293,741,154	1,041,677,934
LIABILITIES:		
Broker payable for securities purchased	4,623,285	1,588,266
Accrued expenses	885,390	742,276
Other liabilities	699,992	3,038,474
Total liabilities	6,208,667	5,369,016
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,287,532,487	$ 1,036,308,918

See accompanying notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET ASSETS AVAILABLE FOR BENEFITS— BEGINNING OF YEAR	$ 1,036,308,918	$ 1,201,333,040
ADDITIONS:		
Contributions:		
Employee	106,532,637	100,936,208
Employer	34,600,009	33,941,834
Total contributions	141,132,646	134,878,042
Net realized and unrealized gains (losses) in fair value of investments	155,179,997	(253,860,975)
Interest and dividend income	15,287,494	15,422,061
Other	(20,878)	11,623
Total	311,579,259	(103,549,249)
DEDUCTIONS:		
Benefits paid to participants	60,991,204	69,369,640
Administrative and general expenses	1,943,914	2,119,513
Total deductions	62,935,118	71,489,153
INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	248,644,141	(175,038,402)
Transfer in:		
Trust to trust transfer, net	2,579,428	10,014,280
NET ASSETS AVAILABLE FOR BENEFITS— END OF YEAR	$ 1,287,532,487	$ 1,036,308,918

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

The following description of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor").

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

Transfers in—Transfers into the plan during the 2003 include approximately $2.6 million resulting from the acquisition of Lease Star, Sudder Retirement Services, and SMS Management.

Effective December 31, 2002, Automatic Data Processing, Inc. Savings Plan for the Former Employees of Vincam Human Resources, Inc. (the "Vincam Plan") was merged into the Plan. On this day, net assets of $4,399,130 were transferred from the Vincam Plan to the Plan. Other transfers into the Plan during the 2002 plan year include approximately $4 million resulting from the acquisition of Zurich Payroll Services, and approximately $1.5 million resulting from account rollovers of newly hired employees.

Contributions—

Employee Contributions—As defined in the Plan document, participating employees who are deemed non-highly compensated (earning less than $90,000), can contribute up to 20% of their compensation, subject to the maximum deferral limits under the IRC (and certain special limits for Puerto Rico residents participating in the Plan). Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan's Committee annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the plan year are eligible to make additional contributions ("catch-up contributions") ($2,000 and $1,000 for 2003 and 2002, respectively).

Employer Contributions—The Company contributes to the Plan, in the Company's common stock, an amount equal to 48% of the first six percentage points of each participant's contribution to the Plan. Once a participant has contributed to the Plan for 60 months, the Company's matching contribution (made in the Company's common stock) increases to an amount equal to 58% of the first six percentage points of pay. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions. All employer contributions are made to the ADP Stock Fund and are made at the end of the plan year (December 31). However, participants may choose to use the market value of the Company's common stock (that corresponds to such employer contribution) to immediately invest in Bond Fund, Value Trust Fund, Balanced Fund, Money Market Fund, Worldwide Fund, S&P 500 Index Fund, Capital or Growth Fund.

Limitations—In addition, there are limitations set forth in the Internal Revenue Code, such as contribution limitations of higher-paid participants, which the Plan must satisfy.

Participant Accounts—Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document, at fair market value, and are adjusted daily to reflect the income and gains and losses of these funds.

Vesting—Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

On termination of service, a participant shall generally receive a lump-sum amount equal to the value of his or her account, unless he or she elects to defer payment and the total of the participant's vested account balance is more than $5,000 for the applicable Plan year ended December 31, 2002 or 2001. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock, or as cash equivalent to the fair market value of the Company common stock at the date of distribution.

Forfeitures—Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay plan expenses as well as to reduce the amount of future Company contributions. The amount of unused forfeitures for the years ended December 31, 2003 and 2002 was $773,330 and $583,604, respectively.

Participant Loans Receivable—Plan participants may borrow funds from their account subject to certain limits and conditions. Outstanding loans, which are secured by the participant's interest in the Plan, are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments, which are traded principally on national securities exchanges, are valued at the last reported sale price at the close of the business day. In accordance with ERISA, investments are stated at fair value, based on the quoted closing market price. All security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest and dividend income is recorded on the accrual basis. The net change in the difference between market value and cost of investments is reflected as net unrealized gains (losses) on investments in the periods in which such changes occur. Realized gains and losses are recorded as the difference between the original purchase price of the investment and the sale price of the investment.

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Credit and Investment Risk—The Plan invests its cash in U.S. Government agencies securities, in debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. The Plan performs periodic evaluations of the relative credit standings of the companies it invests in and believes no significant concentration risk exists with respect to these investments.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

Effective January 1, 2001, the Plan's assets were held in a common custodial account at JP Morgan Chase Bank (the "Custodian") with the assets of the Vincam Plan, a newly created plan. Although the assets were commingled in a common account, the Trustee maintained supporting records sufficient to determine each Trusts': net investment earnings; contributions; transfers; benefits paid and administrative expenses. The dividends and interest, realized gains and losses, and unrealized gains and losses presented in these financial statements as of December 31, 2002 were allocated between the two plans in proportion to each plans' actual net investment earnings for each investment held in the common account. The Plan's sponsor believes that such allocation methodologies were appropriate.

The Vincam Plan merged into the Plan effective December 31, 2002. All assets and liabilities of the Vincam Plan were transferred to the Plan.

The investments of the Plan as of December 31, 2003 and 2002 are summarized as follows:

	2003		2002	
Investments, at fair value:				
J.P. Morgan Cash Investment Fund	$ 77,406		$ 47,919	
ADP Stock Fund	312,341,357	*	306,039,937	*
J.P. Morgan Balanced Fund	109,975,163		78,814,656	
Janus Worldwide Fund	105,028,024		82,016,501	
UBS S&P 500 Index Fund	78,252,102		39,172,625	
Legg Mason Value Fund	263,200,569		149,985,866	
Brown Advisory Emerging Growth Fund	109,822,739		44,295,342	
Montag & Caldwell Growth Fund	35,099,333		23,047,067	
Bear Stearns Intermediate Bond Fund	148,020,137		186,886,450	
Smith Barney Institutional Cash Management Fund	79,850,385		82,654,014	
Total investments	$ 1,241,667,215		$ 992,960,377	

* Nonparticipant-directed

The total investment income and gains/(losses) of the Plan for the years ended December 31, 2003 and 2002 are summarized below:

	2003		2002	
Interest and dividend income	$ 15,287,494		15,422,061	
Net realized and unrealized gains (losses) in fair value of investments by Fund				
ADP Stock Fund	(185,470)	*	(133,213,544)	*
JP Morgan Balanced Fund	18,410,552		(9,914,325)	
Janus Worldwide Fund	19,097,622		(31,390,061)	
UBS S&P 500 Index Fund	14,264,955		(10,386,898)	
Legg Mason Value Fund	73,221,107		(35,742,054)	
Brown Advisory Emerging Growth Fund	28,403,237		(9,783,469)	
Montag & Caldwell Growth	4,538,991		(30,484,282)	
Bear Stearns Intermediate Bond Fund	(2,570,997)		7,053,658	
Total	155,179,997		(253,860,975)	
Total investment gain (loss)	$ 170,467,491		$ (238,438,914)	

Investments held as of December 31, 2003 and 2002 that represent five percent or more of the Plan's net assets available for benefits at the end of each of the respective years are summarized in the following table.

Description	Number of Shares or Par Value 2003	Number of Shares or Par Value 2002	Fair Value of Investments December 31, 2003	2002
Investments at Fair Value:				
ADP STOCK FUND *				
Automatic Data Processing, Inc. Common Stock	6,947,087	6,780,722	$ 275,174,116	$ 266,143,339
BALANCED FUND				
J.P. Morgan Balanced Fund	5,485,046	4,794,065	$ 109,975,163	$ 78,814,425
WORLDWIDE FUND				
Janus Worldwide Fund	2,656,247	2,552,639	$ 105,028,024	$ 82,016,291
S&P 500 INDEX FUND				
UBS S&P 500 Index Fund	5,822,329	3,748,923	$ 78,252,102	$ 39,172,501
VALUE TRUST FUND				
Legg Mason Value Fund	4,185,760	3,458,286	$ 263,200,569	$ 149,985,866
MONEY MARKET FUND				
Smith Barney Institutional Cash Mgmt Fund	79,850,385	82,653,984	$ 79,850,385	$ 82,653,984

* Nonparticipant-directed

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Net assets:		
ADP Stock Fund	$ 312,341,357	$ 306,039,937
Changes in net assets:		
Net appreciation/(depreciation) in fair value of investments	$ 2,597,342	(130,833,032)
Employer contributions	32,261,526	37,293,701
Participant contributions	13,692,478	15,258,011
Benefits paid to participants	(12,598,139)	(17,811,741)
Transfers to participant-directed investments	(29,469,757)	(16,388,290)
Administrative and general expenses	(182,030)	(20,482)
Net change	6,301,420	(112,501,833)
ADP Stock Fund—beginning of year	306,039,937	$ 418,541,770
ADP Stock Fund—end of year	$ 312,341,357	$ 306,039,937

5. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her Employer Matching Contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Number of Shares or Par Value	Description	Total Cost	Current Value
	ADP STOCK FUND * **		
6,947,087	Automatic Data Processing, Inc. Common Stock	$ 263,584,669	$ 275,174,116
37,167,241	J.P. Morgan US Gov't Short Term Inv.	37,167,241	37,167,241
		$ 300,751,910	**$ 312,341,357**
	BALANCED FUND		
5,485,046	J.P. Morgan Balanced Fund	**$ 86,683,452**	**$ 109,975,163**
	WORLDWIDE FUND		
2,656,247	Janus Worldwide Fund	**$ 124,123,244**	**$ 105,028,024**
	S&P 500 INDEX FUND		
5,822,329	UBS S&P 500 Index Fund	**$ 74,611,172**	**$ 78,252,102**
	MONEY MARKET FUND		
79,850,385	Smith Barney Money Institutional Cash Mgmt Fund	**$ 79,850,385**	**$ 79,850,385**
	VALUE TRUST FUND		
4,185,760	Legg Mason Value Fund	**$ 256,564,308**	**$ 263,200,569**
	SHORT TERM INVESTMENT FUND		
77,406	J.P. Morgan US Gov't Short Term Inv.	**$ 77,406**	**$ 77,406**

Par Value	Description	Rate of Interest	Maturity Date	Total Amortized Cost	Current Value
	BEAR STEARNS INTERMEDIATE BOND FUND				
	Government Bonds:				
16,000,000	Fannie Mae	3.250 %	1/15/2008	$ 16,020,436	$ 16,042,640
15,600,000	Federal Home Loan Bk	3.500	11/15/2007	15,836,286	15,788,791
6,000,000	Federal Home Loan Bk	4.125	1/14/2005	6,076,748	6,169,794
7,500,000	Federal Home Loan Mtg	4.875	2/15/2007	7,785,303	7,967,123
6,000,000	Federal Natl Mort Assc	5.375	11/15/2011	6,366,679	6,390,990
8,800,000	Federal Natl Mort Assc	5.500	2/15/2006	9,303,768	9,420,796
4,925,000	Federal Natl Mort Assc	6.625	9/15/2009	5,687,157	5,631,634
4,900,000	Federal Home Loan Mtg Corp	Floating	6/30/2006	4,900,000	4,893,591
1,000,000	Federal Farm Cr Bks Cons Bd	2.375	10/2/2006	994,628	995,678
1,500,000	Federal Farm Cr Bks Cons Bd	3.150	4/20/2007	1,500,000	1,510,121
5,000,000	Federal Farm Cr Bks Cons Bd	3.210	12/12/2006	5,101,117	5,075,340
3,750,000	Federal Natl Mtg Assn Bchmk Nt	5.250	1/15/2009	3,995,918	4,035,906
3,050,000	Federal Natl Mtg Assn	5.500	7/18/2012	3,195,429	3,123,886
5,000,000	Fedl Farm Cr Bks Cons Sysw Mtn	5.240	10/1/2008	4,903,282	5,376,415
2,500,000	FHLMC	4.210	9/13/2007	2,500,000	2,556,110
				94,166,751	**94,978,815**
	Mortgage Backed Security Issues:				
1,977,341	FHLMCGLD Mort Pass	4.500	9/1/2007	2,004,446	2,021,452
511,089	FHLMCGLD Pass Thru Pool No	6.000	12/1/2031	529,589	528,370
1,020,742	FNMA Pass Thru Pool No 254	5.500	7/1/2009	1,054,565	1,048,765
266,480	FNMA Pass Thru Pool No 3238	6.000	7/1/2006	271,325	272,841
1,500,000	TBA FNMA Sf 15 Yrs	5.000	1/25/2019	1,520,625	1,529,532
1,650,000	Structured Asset Securities Corp.	6.900	10/12/1934	1,756,298	1,824,512
				7,136,848	**7,225,472**
	Corporate Bond Issues:				
1,793,000	Abbott Labs NT	5.625 %	7/1/2006	$ 1,901,551	$ 1,933,998
2,000,000	Bristol Myers Squibb Co NT	4.750	10/1/2006	2,029,944	2,114,906
2,000,000	Chevron Corp NT DTD 10/1/2004	3.375	2/15/2008	1,998,637	2,009,490
2,000,000	Citigroup Inc NT	3.500	2/1/2008	2,033,787	2,007,494
2,000,000	Gen Elec Cap Corp	8.850	4/1/2005	2,159,698	2,169,290
				10,123,617	**10,235,178**

(Continued)

Par Value	Description	Rate of Interest	Maturity Date	Total Amortized Cost	Current Value
	Asset Backed Bond Issues:				
1,500,000	Americredit Automobile Receivables Trust	2.970	3/6/2007	1,508,184	1,520,973
725,000	Capital One Auto Finance Trust	3.180	9/15/2010	724,870	726,584
1,867,847	Caterpillar Financial Asset Trust	3.150	2/25/2008	1,872,822	1,887,632
1,500,000	Chase Credit Card Owner Trust	6.660	1/15/2007	1,568,591	1,549,947
750,000	Chase Man Auto Owner Trust	5.070	2/15/2008	776,280	772,381
2,150,000	CIT Home Equity Loan Trust	5.970	3/25/2029	2,266,156	2,212,971
88,628	M&I Auto Loan Trust V Ser 2001-1	4.490	4/20/2006	89,015	88,903
1,100,000	MBNA Master Credit	5.750	10/15/2008	1,182,386	1,183,030
1,350,000	MMCA Auto Owner Tr V Ser 2002-2	3.670	7/17/2006	1,349,860	1,360,956
1,750,000	Navistar Finl 2001 - A Owner Tr Asset	2.240	11/15/2009	1,729,366	1,729,953
1,875,000	Peco Energy Transition Trust	6.050	3/1/2009	2,054,604	2,031,443
1,200,000	Residential Asset Sec	3.180	3/25/2027	1,204,791	1,202,309
145,417	Sears Cr Account Master II Ser 1995	6.050	1/15/2008	147,430	145,957
1,700,000	Triad Automobile Receivables Trust Ser 2002	3.240	8/12/2009	1,716,371	1,729,526
1,500,000	Whole Auto Loan Trust Ser 2003-1	1.840	10/15/2006	1,495,860	1,499,726
				19,686,586	**19,642,291**
	Cmo/Remic Issues:				
1,500,000	Americredit Automobile Receivables Trust	2.370	6/6/2007	1,499,969	1,505,571
2,000,000	Block Mortgage Finance, Inc. Ser 1999-1	6.600	2/25/2030	2,096,490	2,063,003
2,000,000	Fannie Mae Ser 2003-33	4.000	2/25/2022	2,044,294	2,010,055
1,950,000	Freddie Mac 2578	4.500	1/15/2007	2,003,507	1,973,972
1,650,000	Freddie Mac 2578	4.000	3/15/2018	1,698,259	1,671,949
1,524,885	Ser 2003-13	5.000	11/25/2032	1,581,013	1,564,689
2,401,873	Ser 2003-19	4.500	1/16/2024	2,485,195	2,452,983
				13,408,727	**13,242,222**
	Discounted Notes:				
2,000,000	Federal National Mtg Assn Disc Note	0.000	1/5/2004	1,999,778	1,999,778
				1,999,778	**1,999,778**
	Short Term Investment Fund:				
653,154	J.P. Morgan Us Gov't	Variable	12/31/2049	653,154	653,154
43,227	J.P. Morgan Cash Investment Mst Note	Variable	12/31/2049	43,227	43,227
				696,381	**696,381**
	TOTAL BEAR STEARNS INTERMEDIATE BOND FUND			**147,218,688**	**148,020,137**

(Continued)

Number of Shares or Par Value	Description	Cost	Total Current Value
	MONTAG & CALDWELL GROWTH FUND		
20,800	American International Group Inc Com	$ 1,174,266	$ 1,378,624
20,000	Amgen USDO	997,107	1,236,000
14,400	Bed Bath & Beyond Com Stk	607,953	624,240
9,200	Caterpillar Inc Com	456,353	763,784
15,100	Cisco Systems Com	351,374	366,779
21,200	Citigroup Inc Com	757,971	1,029,048
31,000	Coca-Cola Co Com	1,464,856	1,573,250
16,700	Colgate-Palmolive Com	912,964	835,835
7,700	Ebay Inc Com	419,483	497,343
19,200	Electronic Arts Com	730,496	917,376
14,400	Gannett Co Inc Com	1,072,191	1,283,904
11,600	General Electric Co Com	341,453	359,368
6,100	Genentech Inc Com	422,144	570,777
40,500	Gillette Co Com	1,237,031	1,487,565
11,300	Intel Corp Com	349,607	363,860
19,800	Johnson & Johnson Com	1,083,803	1,022,868
25,400	Kohls Corporation Com	1,384,025	1,141,476
15,000	Lilly (Eli) & Co Com	891,299	1,054,950
5,700	Lowe's Cos Inc Com	328,593	315,723
15,300	Marriott Intl Inc Com	459,308	706,860
12,900	Marsh & McLennan Com	553,956	617,781
22,300	Masco Corp Com	447,117	611,243
30,700	Medtronic USDO	1,335,591	1,492,327
9,100	Omnicom Group Inc Com	675,877	794,703
110,700	Oracle Corp Com	1,437,947	1,461,240
16,800	Paycheck Inc Com	620,474	624,960
27,100	PepsiCo Inc USDO	1,129,456	1,263,402
49,020	Pfizer Inc Com	1,439,013	1,731,876
16,600	Procter & Gamble Com	1,488,081	1,658,008
30,900	Qualcomm Inc Com	1,080,847	1,666,437
26,800	Schlumberger Ltd Com	1,070,948	1,466,496
19,800	UTD Parcel Serv Class 'B' Com	1,253,776	1,476,090
31,600	Walt Disney (HLDG) Com	518,700	737,228
13,600	3M Corp Common Stock	801,547	1,156,408
		29,295,607	**34,287,829**
	Short Term Investment Fund:		
811,504	J.P. Morgan Us Gov't	811,504	811,504
		811,504	**811,504**
TOTAL MONTAG & CALDWELL GROWTH FUND		**30,107,111**	**35,099,333**

(Continued)

Number of Shares or Par Value	Description		Total Cost		Current Value
	BROWN ADVISORY EMERGING GROWTH FUND				
101,587	Accredo Health Com	$	2,501,033	$	3,211,165
106,854	Affymetrix Inc Com		2,325,375		2,629,677
48,957	Align Technology I Com		757,927		808,770
67,310	Apollo Group Inc Class 'A' Com		2,075,974		4,577,080
278,577	Arthrocare Inc Com		5,337,153		6,825,137
169,868	AT Road Inc Com		1,616,108		2,259,244
163,879	ATMI Inc Com		4,191,301		3,792,160
58,533	Bright Horizons Family Solutions Com		1,520,362		2,458,386
5,566	Cheesecake Factory Com		174,798		245,071
9,699	Corporate Exec Co Com		364,475		452,652
106,306	Costar Group Inc Com		3,023,336		4,430,834
55,581	Digimarc Corp Com		905,219		739,227
272,896	Digital Insight Corp Com		5,226,587		6,795,110
92,510	Eclipsys Corp Com Stock		1,134,459		1,076,816
248,302	EMC Corp (Mass) Com		2,114,449		3,208,062
71,468	Epix Medical Inc Com		1,002,059		1,163,499
122,679	Forward Air Corp Com		2,157,476		3,373,673
21,814	Gen-Probe Inc Com Gen Probe Inc Com		480,438		795,557
128,406	Getty Images Inc Com		3,968,049		6,436,993
69,053	Hot Topic Inc Com		1,120,022		2,034,301
452,940	I-Many Inc Com		2,608,145		452,940
42,694	Ipayment Inc Com		1,070,846		1,451,596
42,769	Krispy Kreme Dough Com		1,102,401		1,565,345
26,122	Martek Biosciences Com		1,340,165		1,697,146
20,880	Neose Technologies Inc Com		479,142		192,096
77,345	O'Charleys Inc Com		1,074,428		1,388,343
60,412	Orasure Tech Com		516,736		480,880
56,244	Power Integrations Com		1,158,712		1,881,924
134,308	Powerwave Technologies Inc Com		1,281,254		1,027,456
54,946	Princeton Review Com		422,973		535,724
111,934	QRS Corp Com		2,172,421		908,904
144,543	RSA Security Inc Com		2,093,222		2,052,511
86,223	Sipex Corp Com		1,084,846		664,779

(Continued)

Number of Shares or Par Value	Description	Cost	Total Current Value
122,492	Skyworks Solutions Inc Com	2,017,085	1,065,680
136,537	Sonosite Inc Com	2,616,883	2,927,353
179,766	Sunrise Assisted Living Inc Com	4,546,311	6,964,135
87,941	SYMYX Technologies Inc Com	1,680,350	1,807,188
80,308	Synopsys Inc Com	1,948,308	2,711,198
232,110	Synplicity Inc Com	1,962,871	1,817,421
278,216	Tek Elec Inc Com	4,840,306	4,326,259
72,564	Trex Company Com	2,216,222	2,755,981
94,876	Tweeter Home Entmt Group Inc Com	1,169,068	896,578
87,343	Virologic Inc Com	297,612	328,410
205,938	Webex Communication Com	3,172,541	4,139,354
305,372	Wind River System Inc Com	4,041,626	2,675,059
		88,911,074	**104,027,674**
	Short Term Investment Fund:		
5,795,065	J.P. Morgan Us Gov't	5,795,065	5,795,065
		5,795,065	**5,795,065**
TOTAL BROWN ADVISORY EMERGING GROWTH FUND:		**94,706,139**	**109,822,739**
	Total Investment Funds	**1,194,693,815**	**1,241,667,215**
	Loans to participants with original loan amounts ranging from $1,000 to $50,000 with interest rates ranging from 4.25% to 11.75% collateralized by the participant's vested interest in the account balance. The loan maturity dates range from 2004 to 2023.	45,233,803	45,233,803
	TOTAL INVESTMENTS	**$ 1,239,927,618**	**$ 1,286,901,018**

* Nonparticipant-directed

** Party in-interest

(Concluded)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110395, 333-75468 and 333-90540 of Automatic Data Processing, Inc. on Form S-8 of our report dated June 21, 2004, appearing in this Annual Report on Form 11-K of Automatic Data Processing, Inc. Retirement and Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

New York, NY
June 21, 2004